The information in this pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 18, 2012.
Preliminary Pricing Supplement No. F21 To the Product Supplement No. F-I dated March 10, 2011, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 January 18, 2012
$ One Year 10.10% per annum Reverse Convertible Securities due January 25, 2013 Linked to the Shares of Noble Corporation
General
•
The securities are designed for investors who are mildly bearish, neutral or mildly bullish on the Reference Shares. Investors should be willing to forgo the potential to participate in any appreciation of the Reference Shares, be willing to accept the risks of owning equities in general and the shares of Noble Corporation in particular, and be willing to lose some or all of their investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Interest will be paid monthly in arrears at a rate expected to be 10.10% per annum (to be determined on the Trade Date). Interest will be calculated on a 30/360 basis.
•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing January 25, 2013.†
•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•
The securities are expected to price on or about January 20, 2012 (the “Trade Date”) and are expected to settle on or about January 25, 2012. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Reference Shares:	The shares of Noble Corporation (the “Reference Share Issuer”) (Bloomberg ticker symbol “NE UN”). For additional information, please see “The Reference Shares” herein.
Interest Rate:	Expected to be 10.10% per annum (to be determined on the Trade Date). Interest will be calculated on a 30/360 basis.
Interest Payment Dates:
Interest will be paid monthly in arrears on February 27, 2012, March 26, 2012, April 25, 2012, May 25, 2012, June 25, 2012, July 25, 2012, August 27, 2012, September 25, 2012, October 25, 2012, November 26, 2012, December 26, 2012 and the Maturity Date, subject to the modified following business day convention.

Redemption Amount:	At maturity, you will be entitled to receive a Redemption Amount in cash dependent upon the performance of the Reference Shares and whether a Knock-In Event occurs and calculated as follows:
• If a Knock-In Event has not occurred, you will be entitled to receive a cash payment equal to 100% of the principal amount of your securities.
•
If a Knock-In Event has occurred and the Final Share Price is greater than or equal to the Initial Share Price, you will be entitled to receive a cash payment equal to 100% of the principal amount of your securities.

• If a Knock-In Event has occurred and the Final Share Price is less than the Initial Share Price, you will be entitled to receive the Physical Delivery Amount.

If a Knock-In Event has occurred and the Final Share Price is less than the Initial Share Price, you will receive Reference Shares with a value less than the principal amount of your securities. You could lose your entire principal amount.

Physical Delivery Amount:
A number of Reference Shares per $1,000 principal amount of securities, rounded down to the nearest whole number and equal to the product of (i) $1,000 divided by the Initial Share Price and (ii) the share adjustment factor, plus a cash amount equal to the proportion of the Final Share Price corresponding to any fractional share. If the fractional share amount to be paid in cash is a de minimis amount, as determined by the calculation agent, the holder will not receive such amount.

Knock-In Event:	A Knock-In Event will occur if on any trading day during the Observation Period, the closing price of the Reference Shares is less than or equal to the Knock-In Price.
Knock-In Price:	Approximately 75% of the Initial Share Price.
Initial Share Price:*	The closing price of the Reference Shares on the Trade Date.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Final Share Price:	The closing price of the Reference Shares on the Valuation Date.
Valuation Date:†	January 22, 2013
Maturity Date:†	January 25, 2013
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546TKX8
* In the event that the closing price of the Reference Shares is not available on the Trade Date, the Initial Share Price will be determined on the immediately following trading day on which a closing price is available.
† The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”
Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$
(1) We or one of our affiliates may pay varying discounts and commissions of up to $17.50 per $1,000 principal amount of securities. In addition, an affiliate of ours may pay fees to some broker-dealers of up to $6.00 per $1,000 principal amount of securities and may pay referral fees of up to $5.50 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
Credit Suisse
January     , 2012

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated March 10, 2011, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. F-I dated March 10, 2011:

http://www.sec.gov/Archives/edgar/data/1053092/000095010311000953/dp21580_424b2-f1.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity

The table and scenarios below illustrate hypothetical Redemption Amounts payable at maturity for a $1,000 principal amount of securities for a hypothetical range of performance of the Reference Shares. The table and the scenarios below assume a hypothetical Initial Share Price of $31.00, a Knock-In Price of $23.25, a share adjustment factor of 1.0 and that the term of the securities is exactly one year. The table and scenarios are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any interest payment. The Redemption Amounts set forth below are provided for illustration purposes only. The actual Redemption Amount applicable to a purchase of the securities will depend on whether, on any trading day during the Observation Period, the closing price of the Reference Shares is less than or equal to the Knock-In Price. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, whether and by how much the Final Share Price will decrease in comparison to the Initial Share Price. The numbers appearing in the table and the scenarios below have been rounded for ease of analysis. Any payment on the securities is subject to our ability to pay our obligations as they become due.

If a Knock-In Event occurs and the Final Share Price is less than the Initial Share Price, you will be entitled to receive on the Maturity Date a Redemption Amount per $1,000 principal amount of securities that will consist of a whole number of Reference Shares plus an amount in cash corresponding to any fractional Reference Share. If the fractional share amount to be paid in cash is a de minimis amount, as determined by the calculation agent, the holder will not receive such amount.

The value of any such Redemption Amount on the Valuation Date will be less than $1,000 and may fluctuate, possibly decreasing, in the period between the Valuation Date and the Maturity Date. If a Knock-In Event occurs and the Final Share Price is less than the Initial Share Price, you could lose your entire investment in the securities.

The hypothetical Redemption Amounts in the table and scenarios below do not reflect any interest payments on the securities. A holder of the securities will be entitled to receive interest payable on the securities in cash regardless of whether or not a Knock-In Event occurs.

		A Knock-In Event Does Not Occur		A Knock-In Event Does Occur
Final Share Price ($)	Percentage Change in the price of the Reference Shares	Return on the Securities (excluding interest payable on the securities)	Redemption Amount (excluding interest payable on the securities)	Return on the Securities (excluding interest payable on the securities)	Redemption Amount (excluding interest payable on the securities)
62.00	100.00%	0.00%	$1,000.00	0.00%	$1,000.00
58.90	90.00%	0.00%	$1,000.00	0.00%	$1,000.00
55.80	80.00%	0.00%	$1,000.00	0.00%	$1,000.00
52.70	70.00%	0.00%	$1,000.00	0.00%	$1,000.00
49.60	60.00%	0.00%	$1,000.00	0.00%	$1,000.00
46.50	50.00%	0.00%	$1,000.00	0.00%	$1,000.00
43.40	40.00%	0.00%	$1,000.00	0.00%	$1,000.00
40.30	30.00%	0.00%	$1,000.00	0.00%	$1,000.00
37.20	20.00%	0.00%	$1,000.00	0.00%	$1,000.00
34.10	10.00%	0.00%	$1,000.00	0.00%	$1,000.00
31.00	0.00%	0.00%	$1,000.00	0.00%	$1,000.00
27.90	−10.00%	0.00%	$1,000.00	−10.00%	32 shares + $7.20
24.80	−20.00%	0.00%	$1,000.00	−20.00%	32 shares + $6.40
23.25	−25.00%	N/A	N/A	−25.00%	32 shares + $6.00
21.70	−30.00%	N/A	N/A	−30.00%	32 shares + $5.60
18.60	−40.00%	N/A	N/A	−40.00%	32 shares + $4.80
15.50	−50.00%	N/A	N/A	−50.00%	32 shares + $4.00
12.40	−60.00%	N/A	N/A	−60.00%	32 shares + $3.20
9.30	−70.00%	N/A	N/A	−70.00%	32 shares + $2.40
6.20	−80.00%	N/A	N/A	−80.00%	32 shares + $1.60
3.10	−90.00%	N/A	N/A	−90.00%	32 shares + $0.80

The following scenarios illustrate how the Redemption Amount is calculated. Regardless of the performance of the Reference Shares or the payment you receive at maturity, you will be entitled to receive interest payments on each of the Interest Payment Dates.

Scenario 1: The price of the Reference Shares increases from the Initial Share Price of $31 to a Final Share Price of $37.20 and a Knock-In Event does not occur. Since a Knock-In Event has not occurred during the Observation Period, the Redemption Amount is equal to the principal amount and the investor is entitled to receive at maturity a payment in cash equal to $1,000 per $1,000 principal amount of securities.

Scenario 2: The price of the Reference Shares decreases from the Initial Share Price of $31 to a Final Share Price of $27.90 and a Knock-In Event does not occur. Since a Knock-In Event has not occurred during the Observation Period, the Redemption Amount is equal to the principal amount even though the Final Share Price is less than the Initial Share Price and the investor is entitled to receive at maturity a payment in cash equal to $1,000 per $1,000 principal amount of securities.

Scenario 3: The price of the Reference Shares increases from the Initial Share Price of $31 to a Final Share Price of $37.20 and a Knock-In Event does occur. Since a Knock-In Event has occurred during the Observation Period, but the Final Share Price is greater than the Initial Share Price, the Redemption Amount is equal to the principal amount and the investor is entitled to receive at maturity a payment in cash equal to $1,000 per $1,000 principal amount of securities.

Scenario 4: The price of the Reference Shares decreases from the Initial Share Price of $31 to a Final Share Price of $23.25. Since a Knock-In Event has occurred during the Observation Period and the Final Share Price is less than the Initial Share Price, the Redemption Amount is equal to the Physical Delivery Amount, calculated as follows:

Physical Delivery Amount	=	$1,000/Initial Share Price	+	plus a cash amount equal to the proportion of the Final Share Price corresponding to any fractional share
	=	$1,000/$31 + cash amount
	=	32 Reference Shares (32.258064516129 rounded down) + (0.258064516129 × $23.25)
	=	32 Reference Shares + $6.00

In this scenario, at maturity an investor would be entitled to receive a Redemption Amount consisting of 32 Reference Shares and a cash payment of $6.00. The value of the Redemption Amount on the Valuation Date, which is the date on which the Final Share Price is determined, is $750, calculated as follows:

Value of Redemption Amount	=	(32 Reference Shares × Final Share Price) + $6.00
	=	(32 Reference Shares × $23.25) + $6.00
	=	$744 + $6.00
	=	$750.00

In these circumstances, the investor will participate in any depreciation in the price of the Reference Shares from the Initial Share Price to the Final Share Price.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive less at maturity than you originally invested in the securities, or you may receive nothing, excluding any accrued and unpaid interest. If the closing price of the Reference Shares is less or equal to the Knock-In Price on any trading day during the Observation Period and the Final Share Price is less than the Initial Share Price, you will be fully exposed to any depreciation in the Reference Shares. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities, and you could lose your entire investment. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, whether and by how much the Final Share Price will decrease in comparison to the Initial Share Price. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•
THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the securities will be based on the performance of the Reference Shares, the payment of any amount due on the securities, including any applicable interest payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the securities, and therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•
THE REDEMPTION AMOUNT WILL BE AFFECTED BY THE KNOCK-IN PRICE AND THE OCCURRENCE OF A KNOCK-IN EVENT — If the closing price of the Reference Shares is less than or equal to the Knock-In Price on any trading day during the Observation Period, a Knock-In Event will occur. If a Knock-In Event occurs and the Final Share Price is less than the Initial Share Price, the Redemption Amount will consist of a number of Reference Shares plus an amount in cash corresponding to any fractional share, as described above. Under these circumstances, the Redemption Amount will be significantly less than the principal amount of the securities and may be zero.

•
THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST — The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity. If the Final Share Price is greater than the Initial Share Price, regardless of whether a Knock-In Event occurs, you will not benefit from any appreciation, which may be significant, in the price of the Reference Shares. If the Final Share Price is greater than or equal to the Initial Share Price, you will be entitled to receive a cash payment of $1,000 per $1,000 principal amount of securities that you hold at maturity, plus accrued and unpaid interest.

•
IF THE REDEMPTION AMOUNT CONSISTS OF THE PHYSICAL DELIVERY AMOUNT, THE VALUE OF SUCH REDEMPTION AMOUNT COULD BE LESS ON THE MATURITY DATE THAN ON THE VALUATION DATE — If a Knock-In Event occurs and the Final Share Price is less than the Initial Share Price, you will be entitled to receive on the Maturity Date the Physical Delivery Amount which will consist of a whole number of Reference Shares plus an amount in cash corresponding to any fractional share. The value of the Physical Delivery Amount on the Valuation Date will be less than $1,000 per $1,000 principal amount of securities and could fluctuate, possibly decreasing, in the period between the Valuation Date and the Maturity Date. We will make no adjustments to the Physical Delivery Amount to account for any such fluctuation and you will bear the risk of any decrease in the value of the Physical Delivery Amount between the Valuation Date and the Maturity Date.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

•
NO OWNERSHIP RIGHTS IN THE REFERENCE SHARES — You return on the securities will not reflect the return you would realize if you actually owned the Reference Shares. The return on your investment, which is based on the percentage change in the Reference Shares, is not the same as the total return based on a purchase of the Reference Shares.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have any ownership interest or rights in the Reference Shares, such as voting rights or dividend payments. In addition, the issuer of the Reference Shares will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Reference Shares and therefore, the value of the securities.

•
LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuer and these reports may or may not recommend that investors buy or hold the Reference Shares. As a prospective purchaser of the securities, you should undertake an independent investigation of the Reference Share Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

•
ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Reference Shares. However, an adjustment will not be required in response to all events that could affect the Reference Shares. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. See “Description of the Securities—Adjustments” in the accompanying product supplement.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the price of the Reference Shares on any trading day during the Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Reference Shares;

o	the time to maturity of the securities;

o	the dividend rate on the Reference Shares;

o	interest and yield rates in the market generally;

o
events affecting companies engaged in the drilling oil and gas wells industry including those relating to international political and economic developments, energy conservation, the success of exploration projects, commodity prices, and tax and other government regulations;

o
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Reference Share Issuer or markets generally and which may affect the price of the Reference Shares; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Reference Shares and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

The Reference Shares

All information contained herein with respect to the Reference Shares and on Noble Corporation is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Exchange Act are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Share Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below. According to its publicly available filings with the SEC, Noble Corporation is a Swiss offshore drilling contractor for the oil and gas industry, with a fleet consisting of semisubmersibles, drillships, jackups and submersibles among other units. The shares of Noble Coporation, par value 3.54 CHF per share, is listed on the New York Stock Exchange. Noble Corporation’s SEC file number is 000-53604 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the Reference Shares based on the closing prices of the Reference Shares from January 1, 2007 through January 12, 2012. The closing price of the Reference Shares on January 12, 2012 was $31.17. We obtained the closing prices below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The price source for determining the Final Share Price will be the Bloomberg page “NE UN” or any successor page.

The historical prices of the Reference Shares should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Shares on any trading day during the Observation Period, including on the Valuation Date. The closing price of the Reference Shares may decrease so that a Knock-In Event occurs and at maturity you will be entitled to receive a Redemption Amount that is less than the principal amount of the securities. We cannot give you assurance that the performance of the Reference Shares will result in the return of any of your initial investment.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities.  This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).  Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.  Tax consequences under state, local and foreign laws are not addressed herein.  No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES.  A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities.  Thus, the characterization of the securities is not certain.  Due to the terms of the securities and the uncertainty of the tax law with respect to characterization of the securities, our special tax counsel, Orrick, Herrington & Sutcliffe LLP, is unable to opine on the characterization of the securities for U.S. federal income tax purposes.  The possible alternative characterizations and risks to investors of such characterizations are discussed below.  Based on the advice of our special tax counsel, we intend to treat the securities, for U.S. federal income tax purposes, as (1) a put option (the “Put Option”) that requires the holder to cash settle against the value of the Underlying for an amount equal to the Deposit (as defined below) if the Underlying declines to the Knock-In Price and ends up equal to or less than the Iniitial Share Price and (2) a deposit with us of cash, in an amount equal to the amount paid for a security (the “Deposit”) to secure the holder’s potential obligation to cash settle against the value of the Underlying.  In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of a security, each holder agree to treat the securities as consisting of a Deposit and a Put Option with respect to the Underlying for all U.S. federal income tax purposes.  The balance of this discussion assumes that the securities will be so treated.

Alternative Characterizations of the Securities

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts.  Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above.  For example, the IRS might assert that securities with a term of more than one year constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities.  If the securities were to be treated as contingent payment debt instruments, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield.  The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse.  However, if the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments.  Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price.  A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt.  Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income.  You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as contingent payment debt instruments or short-term debt obligations.

It is also possible that the IRS would seek to characterize a security as a notional principal contract (an “NPC”).  In general, payments on an NPC are accrued ratably (as ordinary income or deduction, as the case may be) over the period to which they relate income regardless of an investor’s usual method of tax accounting.  Payments made to terminate an NPC (other than perhaps a final scheduled payment) are capital in nature.  Deductions for NPC payments may be limited in certain cases.  Certain payments under an NPC may be treated as U.S. source income.  The IRS could also seek to characterize your securities as Code section 1256 contracts in the event that they are listed on a securities exchange.  In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.  Alternatively, in the event that the securities have a term of more than one year and reference an equity interest in a “pass-thru entity” within the meaning of Code section 1260 (which includes shares in, among others, an exchange-traded fund, a regulated investment company, a real estate investment trust, a partnership or a trust), the IRS might assert that the securities constitute a “constructive ownership transaction.”  If the securities were treated as a constructive ownership transaction, under Code section 1260, all or a portion of your gain, if any, from the securities would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.  If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership's purchase, ownership, and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, each coupon (a “Coupon”) is comprised of a component that is stated interest on the security, which should be treated as interest on the Deposit of 0.5510%, and the balance of the Coupon should be treated as an installment payment of put premium received by the U.S. Holder in respect of the Put Option to us (the “Put Premium”).

Payment of Redemption Amount and Coupons on the Securities

We will treat the Deposit as a debt obligation issued by us.  Accordingly, we will treat each Coupon as consisting of interest of 0.5510% on the Deposit and the balance as an installment payment of Put Premium paid to you.  U.S. Holders should therefore include such interest component of each Coupon in income as received or accrued, based on their method of accounting.

If a Knock-In Event has occurred and the security provides for the payment of the Redemption Amount in cash based on the return of the Underlying, a U.S. Holder will receive cash equal to the amount described above under  “Key Terms — Redemption Amount”.  A U.S. Holder will be deemed to receive the Deposit and any accrued but unpaid Coupons.  Ordinarily, there should be no gain or loss on the Deposit, and the remainder of this discussion assumes that this will be the case.  If the Final Share Price of the Underlying is less than the Iniitial Share Price and a Knock-In Event has occurred, the Put Option should be deemed to have been exercised at the time of redemption.  In such a case, the difference between the Deposit and the amount received, less accrued but unpaid interest on the Deposit (which will be taxed as described above) is deemed to have been paid to settle the Put Option.  Any loss on the Put Option, calculated as (a) the Deposit, less (b) the Redemption Amount (less accrued but unpaid interest on the Deposit) plus the Put Premium, should be short-term capital loss.

If a Knock-In Event has occurred and the security provides for the payment of the Redemption Amount in physical shares or units of the Underlying, the U.S. Holder should not recognize any gain or loss with respect to the Put Option (other than with respect to cash received in lieu of fractional shares or units, as described below).  The U.S. Holder should have an adjusted tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to the Deposit less the total Put Premium received.  The U.S. Holder’s holding period for any reference shares or units received should start on the day after the delivery of the reference shares or units.  The U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the reference shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

If a Knock-In Event has not occurred, a U.S. Holder will receive cash equal the Deposit plus any accrued but unpaid Coupons.  In such a case, the Put Option should be deemed to have expired unexercised and an amount equal to any accrued but unpaid Put Premium should be treated as short-term capital gain.  The interest portion of the Coupons will be taxed as described above.

Sale or Exchange of the Securities

Upon a sale or exchange of a security, a U.S. Holder should allocate the sale proceeds received between the Deposit and the Put Option on the basis of their respective fair market values on the date of sale.  The U.S. Holder should generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount of the sale proceeds allocable to the Deposit (less accrued but unpaid interest on the Deposit which will be taxed as described above under “Payment of Redemption Amount and Coupons on the Securities”) and the U.S. Holder’s adjusted tax basis in the Deposit (which will generally equal the issue price of the security).  Generally, there should be no gain or loss with respect to the Deposit.

A U.S. Holder should generally recognize gain or loss with respect to the Put Option in an amount equal to the difference between the amount of the sale proceeds allocable to the Put Option and the U.S. Holder’s adjusted tax basis in the Put Option.  If the value of the total sale proceeds received (minus accrued but unpaid interest with respect to the Deposit) exceeds the Deposit, then the U.S. Holder should recognize short-term capital gain equal to the amount of remaining sale proceeds allocable to the Put Option.  If the value of the Deposit exceeds the total sale proceeds received (minus accrued but unpaid interest with respect to the Deposit), then the U.S. Holder should be treated as having paid the buyer an amount equal to the amount of such excess in exchange for the buyer’s assumption of the U.S. Holder’s rights and obligations under the Put Option (such excess being referred to as “Deemed Payment”).  In such a case, the U.S. Holder should recognize short-term capital loss in an amount equal to the Deemed Payment made by the U.S. Holder to the buyer with respect to the assumption of the Put Option.

Legislation Affecting Securities Held Through Foreign Accounts

Under the “Hiring Incentives to Restore Employment Act” (the “Act”), a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account.  “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States.  “Passthru payments” generally are certain payments attributable to withholdable payments.  The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.  We will treat payments on the securities as withholdable payments for these purposes.

Withholding under the Act will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.  Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.  Generally, the Act’s withholding regime will apply to withholdable payments made after December 31, 2013, and to passthru payments made after December 31, 2014.  Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of any of your payments made after December 31, 2013 may be subject to 30% withholding.

Non-U.S. Holders Generally

The U.S. withholding tax consequences of any Coupon payment in respect of the securities is uncertain.  Given the uncertainty, we will withhold U.S. income tax at a rate of 30% on any Coupon payment.  It may be possible for a holder of the securities that is not a U.S. Holder (a “Non-U.S. Holder”) to take the position that some or all of a Coupon payment is exempt from the 30% U.S. withholding tax or subject to a reduced withholding tax rate under an applicable tax treaty.  Any Non-U.S. Holder taking the position that a Coupon payment is exempt from the 30% withholding tax or eligible for a reduced rate of U.S. withholding tax may seek a refund or credit of any excess amounts withheld by us by filing an appropriate claim for refund with the IRS.

In the case of a Non- U.S. Holder that has no connection with the United States other than holding its securities, payment of the Redemption Amount by us in respect to the securities (except to the extent of the Coupons) will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements.  Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.  Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.  Non-U.S. Holders should consult their tax advisors regarding the possibility that any portion of the return with respect to the securities could be characterized as dividend income and be subject to U.S. withholding tax.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Legislation Affecting Substitute Dividend and Dividend Equivalent Payments

The Act treats a “dividend equivalent” payment as a dividend from sources within the United States.  Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax.  A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).  In the case of payments made after March 18, 2012, a dividend equivalent payment includes a payment made pursuant to any notional principal contract unless otherwise exempted by the IRS.  Where the securities reference an interest in a fixed basket of securities or an index, such fixed basket or index will be treated as a single security.  Where the securities reference an interest in a basket of securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine that payments under the securities are substantially similar to a dividend.  If the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death.  The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States.  Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument.  The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance.  It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Information Reporting Regarding Specified Foreign Financial Assets

The Act requires individual U.S. Holders (and certain U.S. entities that may be specified in future IRS guidance) with an interest in any “specified foreign financial asset” to file an annual report on new IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations).  Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (1) any stock or security issued by a non-U.S. person, (2) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (3) any interest in an entity which is a non-U.S. person.  Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision.  The IRS has suspended the requirement to file IRS Form 8938 with income tax returns for returns that are filed before the date of release of IRS Form 8938.  However, following the release of IRS Form 8938, U.S. Holders for which the filing of IRS Form 8938 has been suspended for a taxable year will be required to attach IRS Form 8938 for each suspended taxable year to their next income tax or information return required to be filed with the IRS.  Penalties apply to any failure to file IRS Form 8938.  Additionally, in the event a U.S. Holder does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion.  A holder of the securities may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this pricing supplement and may receive varying underwriting discounts and commissions of up to $17.50 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

In addition, Credit Suisse International, an affiliate of Credit Suisse, may pay fees to some broker dealers of up to $6.00 per $1,000 principal amount of securities and may pay referral fees to other broker dealers of up to $5.50 per $1,000 principal amount of securities in connection with the distribution of the securities. An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement

Credit Suisse